UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): September 30, 2004

THE GOLDFIELD CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Delaware
(State or Other Jurisdiction of Incorporation)

| 1-7525 | 88-0031580 |
|---|---|
| (Commission File Number) | (I.R.S. Employer Identification No.) |

| 100 Rialto Place, Suite 500, Melbourne, Florida | 32901 |
|---|---|
| (Address of Principal Executive Offices) | (Zip Code) |

(321) 724-1700
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to
simultaneously satisfy the filing obligation of the registrant under
any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act
(17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act
(17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the
Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the
Exchange Act (17 CFR 240.13e-4(c))

**Item 8.01 - Other Events**

On September 30, 2004, The Goldfield Corporation issued a press release commenting on storm restoration activities of its electrical construction subsidiary, Southeast Power Corporation and announcing an extension of its Stock Repurchase Plan. A copy of the press release is filed herewith as Exhibit 99-1.

**Item 9.01 - Financial Statements and Exhibits.**

   (c) Exhibits.

     Exhibit 99-1 Press release dated September 30, 2004 commenting
                  on storm restoration activities of its electrical
                  construction subsidiary, Southeast Power
                  Corporation and announcing an extension of its
                  Stock Repurchase Plan.


                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                         THE GOLDFIELD CORPORATION


                         By:  /s/ Stephen R. Wherry
                         Name: Stephen R. Wherry
                         Title: Vice President, Finance and Chief
                         Financial Officer (Principal Financial
                         Officer), Treasurer, Assistant Secretary
                         and Principal Accounting Officer


Dated:  September 30, 2004

INDEX TO EXHIBITS

Number          Description

Exhibit 99-1    Press release dated September 30, 2004 commenting
                on storm restoration activities of its electrical
                construction subsidiary, Southeast Power
                Corporation and announcing an extension of its
                Stock Repurchase Plan.